SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Annual General Meeting of Shareholders

of Woori Bank for Fiscal Year 2016

The annual general meeting of shareholders of Woori Bank was held on March 24, 2017 and all six agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda:

1)	Approval of financial statements for the fiscal year 2016

2)	Approval of amendments to the Articles of Incorporation

3)	Appointment of standing directors (2 directors)

3-1 Standing Director Candidate: Kwang-Goo Lee

3-2 Standing Director Candidate: Jung-Sik Oh

4)	Appointment of President & CEO

•	President & CEO Candidate: Kwang-Goo Lee

5)	Appointment of Audit Committee member who is not an outside director

•	Candidate for member of the Audit Committee who is not an outside director: Jung-Sik Oh

6)	Approval of the maximum limit on directors’ compensation

•	Agenda details

•	Approval of financial statements of Woori Bank for fiscal year 2016

(units: in millions of KRW, unless indicated otherwise)

< Consolidated – Independent Auditor’s Opinion : Unqualified Opinion>

Total Assets	310,682,727	Revenue*	23,598,270
Total Liabilities	290,136,774	Operating Income	1,574,206
Capital Stock	3,381,392	Net Income	1,277,533
Total Shareholder’s Equity	20,545,953	Earnings Per Share (in KRW)	1,567

< Separate – Independent Auditor’s Opinion : Unqualified Opinion>

Total Assets	290,772,143	Revenue*	21,026,141
Total Liabilities	270,919,625	Operating Income	1,270,501
Capital Stock	3,381,392	Net Income	1,065,602
Total Shareholder’s Equity	19,852,518	Earnings Per Share (in KRW)	1,277

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income)

•	Cash dividend for fiscal year 2016

(units: in KRW)

Dividend per common share	400 (3% of market price of common stock)
Dividend per class share	—
Total dividend amount	269,308,490,400

•	Appointment of standing directors

Name	Date of Birth	Term	Appointment	Career Background
Kwang-Goo Lee	July 19 1957	Note1)	Re Appointment	- Current) President & CEO, Woori Bank - Executive Vice President, Consumer Banking Business Unit, Woori Bank. - Executive Vice President, Finance & Management Planning Unit, Woori Bank.

Jung-Sik Oh	July 17 1956	Note1)	New Appointment	- CEO, KB Capital - Executive Vice President, Head of Commercial Business, Citibank - Head of Risk Planning and Policies Division, Citibank

Note1) From the time of appointment at the AGM held in Mar. 2017 to the end of the AGM to be held in Mar. 2019

•	Appointment of President & CEO

Name	Date of Birth	Term	Appointment	Career Background
Kwang-Goo Lee	July 19 1957	Note1)	Re Appointment	- Current) President & CEO, Woori Bank - Executive Vice President, Consumer Banking Business Unit, Woori Bank. - Executive Vice President, Finance & Management Planning Unit, Woori Bank.

Note1) From the time of appointment at the AGM held in Mar. 2017 to the end of the AGM to be held in Mar. 2019

•	Total number of directors following the appointments: 8

•	Total number of outside directors following the appointments: 5

•	Appointment for Audit Committee member who is not an outside director

Name	Term	Appointment
Jung-Sik Oh	From the time of appointment at the AGM held in Mar. 2017 to the end of the AGM to be held in Mar. 2019	New Appointment

•	Total number of Audit Committee members who are outside directors: 2

•	Total number of Audit Committee members who are not outside directors: 1 (standing director)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: March 24, 2017	By:	/s/ Hyun Seok Shin
(Signature)

	Name:	Hyun Seok Shin
	Title:	Executive Vice President